December 2, 2024

Gregor Campbell
Chief Executive Officer
Sacks Parente Golf, Inc.
551 Calle San Pablo
Camarillo, CA 93012

        Re: Sacks Parente Golf, Inc.
            Registration Statement on Form S-1
            Filed November 26, 2024
            File No. 333-283460
Dear Gregor Campbell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   David L. Ficksman